UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15062

Commission File Number: 001-12259

Commission File Number: 001-37541

Commission File Number: 001-08911

WARNER MEDIA, LLC

(successor in interest to TIME WARNER INC.)

(as Issuer)

HISTORIC TW INC.

HOME BOX OFFICE, INC.

TURNER BROADCASTING SYSTEM, INC.

(as Guarantors)

NEW YORK STOCK EXCHANGE LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

One Time Warner Center

New York, NY 10019-8016

(212) 484-8000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

1.95% Notes due 2023 (and the guarantees related thereto)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Warner Media, LLC (as successor by merger to Time Warner Inc.), Historic TW Inc., Home Box Office, Inc. and Turner Broadcasting System, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2018	WARNER MEDIA, LLC (as successor by merger to Time Warner Inc.),

	by	/s/ George B. Goeke
Name: George B. Goeke Title: Assistant Treasurer

Date: June 25, 2018	HISTORIC TW INC.,

	by	/s/ Edward B. Ruggiero
		Name:	Edward B. Ruggiero
		Title:	Senior Vice President & Treasurer

Date: June 25, 2018	HOME BOX OFFICE, INC.,

	by	/s/ Edward B. Ruggiero
		Name:	Edward B. Ruggiero
		Title:	Senior Vice President & Assistant Treasurer

Date: June 25, 2018	TURNER BROADCASTING SYSTEM, INC.,

	by	/s/ Edward B. Ruggiero
		Name:	Edward B. Ruggiero
		Title:	Senior Vice President & Assistant Treasurer

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.